SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

26 November, 2010

BP AWARDED EXPLORATION BLOCK IN INDONESIA

Following an announcement last week by the Government of Indonesia last week, BP confirmed today that it has been awarded a 100 per cent interest in the North Arafura oil and gas production sharing contract (PSC) in onshore Papua Province. The PSC was signed today in Jakarta by representatives of the Government and BP.

The North Arafura PSC is located on the coast of the Arafura Sea, 480 kilometres southeast of the BP-operated Tangguh plant, covering an area of just over 5,000 square kilometers. BP expects to commence seismic operations on the block in the near future.

"This award is further evidence of BP's commitment to a long-term presence in Indonesia, working in partnership with the Government of Indonesia both centrally and regionally. BP is very pleased to expand our position in Papua, an area with huge potential in its people, culture and natural resources," said William Lin, BP's President for Asia Pacific Exploration & Production.

Note to editors:

·
  BP has over 35 years experience in Indonesia and is one of the largest foreign investors in the country. BP's activities in Indonesia are dominated by its exploration and production business, notably the Tangguh LNG operations in Papua Barat province.

Further information:

Tantri Yuliandini, BP Indonesia: +62 21 78549864, tantri.yuliandini@bp.com.
BP press office, London: +44 20 7496 4076, bppress@bp.com

-- ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 November 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary